EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: +1-800-252-3526 David Marshall Ph: +353-1-709-4444	Emer Reynolds Ph: +353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

ELAN REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS

Dublin, Ireland, April 24, 2013 - Elan Corporation, plc today reported its first quarter 2013 financial results.

Mr. Kelly Martin, CEO, said, “Activity in the first quarter of 2013 was primarily strategic and consistent with the principles that have guided us for nearly a decade. Those principles include reducing uncontrollable risk where possible; taking calculated risk where the probabilities look favorable; diversifying across science, therapeutics and geographies; avoiding unnecessary infrastructure; properly balancing current income and growth with investment in future growth potential; and using our Irish-based global financial structure to pursue opportunities which create long-term value for shareholders.”

Mr. Martin added, “Over the past year we have engaged with many companies around the world. By combining these discussions and relationships with our core principles, we are confident that these discussions will deliver significant value-creating opportunities for Elan and our shareholders. To that end, I very much look forward to sharing the depth and breadth of those specific opportunities, directly to our shareholders, in due course.”

Mr. Nigel Clerkin, chief financial officer, said, “the completion of the Tysabri transaction earlier this month, followed by the $1.0 billion share buyback and the retirement of our bonds, have collectively transformed our capital structure, and provide the platform to transform our business structure. As a result of these transactions, we have eliminated our debt, and have reduced our sharecount by approximately 15%. We have also initiated a dividend policy, under which we will pay 20% of our Tysabri royalties as a twice-yearly dividend to shareholders. We now have approximately $2 billion in cash and cash equivalents, which provides us with substantial capacity to execute on transactions to diversify our business and grow shareholder value.”

Unaudited Consolidated U.S. GAAP Income Statement Data

	Three Months Ended March 31
	2012 US$m	2013 US$m
Continuing Operations (see page 7)
Revenue	0.2	0.2
Cost of goods sold	0.1	—
Gross margin	0.1	0.2

Operating Expenses (see page 7)
Selling, general and administrative	30.0	29.0
Research and development	24.9	19.4
Other net charges (see page 8)	2.0	18.7
Total operating expenses	56.9	67.1
Operating loss	(56.8)	(66.9)

Net Interest and Investment Gains and Losses (see page 9)
Net interest expense	16.8	9.1
Net loss on equity method investments	15.9	14.9
Net interest and investment gains and losses	32.7	24.0

Net loss from continuing operations before tax	(89.5)	(90.9)
Benefit from income taxes	(14.8)	(18.1)
Net loss from continuing operations	(74.7)	(72.8)

Discontinued Operations
Net income from discontinued operations, net of tax (see page 10)	42.9	136.1
Net income/(loss)	(31.8)	63.3

Basic and diluted net loss per ordinary share - continuing operations	(0.13)	(0.12)
Basic and diluted net income per ordinary share – discontinued operations	0.07	0.23
Basic and diluted net income/(loss) per ordinary share – total operations	(0.05)	0.11
Basic and diluted weighted average number of ordinary shares outstanding (in millions) – continuing, discontinued and total operations	590.8	596.7

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2012 US$m	2013 US$m

Net income/(loss)	(31.8)	63.3
Net (income)/loss from discontinued operations:
Net income from Tysabri	(70.9)	(93.4)
Net loss from Prothena	7.5	0.5
Net loss/(income) from Elan Drug Technologies (EDT)/Alkermes	20.5	(43.2)
Net loss from continuing operations	(74.7)	(72.8)
Net interest expense	16.8	9.1
Benefit from income taxes	(14.8)	(18.1)
Depreciation and amortization	3.3	1.1
Amortized fees	(0.1)	(0.1)
EBITDA from continuing operations	(69.5)	(80.8)
Share-based compensation	10.9	7.9
Other net charges	2.0	18.7
Net loss on equity method investments	15.9	14.9
Adjusted EBITDA from continuing operations (1)	(40.7)	(39.3)

(1) A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three months ended March 31, 2012 and 2013 is set out in Appendix I.

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net income/(loss) plus or minus net income or loss from discontinued operations, net interest expense, benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges, and net loss on equity method investments. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2012 US$m	March 31 2013 US$m
Assets
Current Assets
Cash and cash equivalents	431.3	556.1
Restricted cash and cash equivalents — current	2.6	15.4
Investment securities — current	167.9	22.3
Held for sale assets	220.1	195.2
Deferred tax assets — current	380.9	382.5
Other current assets	206.7	224.8
Total current assets	1,409.5	1,396.3

Non-Current Assets
Intangible assets, net	99.0	98.0
Property, plant and equipment, net	12.7	9.2
Equity method investments	14.0	18.0
Investment securities — non-current	8.6	8.7
Deferred tax assets — non-current	64.6	64.6
Restricted cash and cash equivalents — non-current	13.7	0.9
Other assets	18.1	18.0
Total Assets	1,640.2	1,613.7

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	422.0	331.5
Long-term debt	600.0	600.0
Shareholders’ equity	618.2	682.2
Total Liabilities and Shareholders’ Equity	1,640.2	1,613.7

Movement in Shareholders’ Equity
US$m
Balance at December 31, 2012	618.2
Net income for the period	63.3
Share-based compensation	8.8
Issuance of share capital	12.6
Available for sale investment securities	(19.1)
Share repurchase costs	(2.5)
Other	0.9
Balance at March 31, 2013	682.2

Unaudited Consolidated U.S. GAAP Cash Flow Data

	Three Months Ended March 31
	2012 US$m	2013 US$m

Adjusted EBITDA from continuing operations	(40.7)	(39.3)
Adjusted EBITDA from discontinued operations(1)	87.0	116.9
Net interest and tax	(14.7)	(11.8)
Other net charges	(1.4)	(22.0)
Working capital increase	(36.2)	(71.4)
Cash flows used in operating activities	(6.0)	(27.6)

Net purchases of tangible and intangible assets	(4.5)	(0.9)
Net proceeds from sale of Alkermes shares	380.9	169.7
Net purchase of investments	(0.2)	(0.1)
Funding provided to equity method investment (Janssen AI)	—	(29.9)
Cash flows from financing activities	5.0	13.6
Net cash movement	375.2	124.8
Beginning cash balance	271.7	431.3
Cash and cash equivalents at end of period	646.9	556.1

 (1) A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three months ended March 31, 2012 and 2013  is set out in Appendix I.

Overview

The net income for the first quarter of 2013 of $63.3 million (2012: net loss of $31.8 million) includes a net loss from continuing operations of $72.8 million (2012: $74.7 million) (see page 7), and net income from discontinued operations of $136.1 million (2012: $42.9 million) related to the Tysabri, Prothena and EDT businesses (see page 10 and Appendix I).

Tysabri® Transaction

On April 2, 2013, Elan completed the previously announced Tysabri Transaction (see page 10). In accordance with the terms of the transaction, the existing collaboration arrangements with Biogen Idec Inc (Biogen Idec) terminated, and Biogen Idec paid an upfront payment of $3.25 billion to Elan, and will pay continuing royalties on Tysabri in-market sales.

Share Repurchase, Debt Redemption, and Dividend Program

On April 18, 2013, Elan announced the results of the $1.0 billion Dutch Auction share repurchase program (the “Share Repurchase”). The Share Repurchase resulted in the purchase of 88.9 million shares at $11.25 per share, and reduced the number of shares in issue by approximately 15%, to approximately 510.0 million.

On April 2, 2013, an irrevocable Notice of Redemption was issued to redeem all of the $600.0 million in aggregate principal amount of outstanding 6.25% Senior Notes due 2019 (6.25% Notes), for a total redemption payment of $706.7 million plus accrued and unpaid interest.  The redemption is expected to occur on May 2, 2013. Elan will record a net charge on debt retirement of approximately $119 million in the second quarter of 2013, including a non-cash write-off of approximately $11 million related to unamortized deferred financing costs.

Additionally, on March 4, 2013, Elan announced the commencement of a cash dividend program, under which 20% of the Tysabri royalties to be paid to Elan by Biogen Idec under the Tysabri Transaction will be paid to shareholders as a twice-yearly dividend. Elan expects to pay the first dividend in the fourth quarter of 2013, in respect of royalties earned in the first half of 2013.

Pro Forma Liquidity

The following table sets out Elan’s cash and cash equivalents at March 31, 2013, and pro forma for the completion of the Tysabri Transaction, the Share Repurchase and the Debt Redemption:

	US$m
Cash and cash equivalents at March 31, 2013	556.1

Pro forma adjustments:
Tysabri Transaction	3,185.0	1
Share Repurchase	(1,015.0	) 2
Debt Redemption	(728.7	) 3
Pro forma cash and cash equivalents	1,997.4

1    Sales proceeds of $3.25 billion less estimated transaction costs of $35 million and estimated cash taxes of $30 million.
2    Share repurchase cost of $1.0 billion, estimated cash taxes of $10 million and estimated transaction costs of $5 million.
3   Principal amount of 6.25% Notes of $600.0 million, redemption premium of $106.7 million and accrued and unpaid interest and other cash debt retirement costs of $22.0 million.

Continuing Operations

As a consequence of the Tysabri Transaction, the results of Tysabri that are included in the Consolidated Income Statement for the first quarter of 2013 are presented as a discontinued operation, and the comparative amounts have been restated to reflect this classification. Consequently, Elan’s first quarter net loss from continuing operations of $72.8 million (2012: $74.7 million) does not reflect any revenues or costs associated with Tysabri.

Under the Tysabri Transaction agreement, Elan will receive as revenue a 50% share of Tysabri profits for the month of April, after which Elan will receive the continuing royalties. These receipts will be recorded as revenue within continuing operations. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion.

Operating loss excluding other net charges for the first quarter of 2013 decreased to $48.2 million, from $54.8 million for the first quarter of 2012. Adjusted EBITDA losses from continuing operations were $39.3 million for the first quarter of 2013, compared to $40.7 million for the first quarter of 2012. These decreases reflect reduced operating expenses, principally due to the operations restructuring during 2012.

SG&A expenses decreased to $29.0 million for the first quarter of 2013, from $30.0 million for the same period of 2012, primarily as a result of lower costs due to the closure of the South San Francisco facility during the quarter, partially offset by higher business development costs.

R&D expenses decreased by 22% for the first quarter of 2013 to $19.4 million from $24.9 million for the same period of 2012. This decrease reflects the impact of the operations restructuring during the fourth quarter of 2012.

Other net charges

Other net charges for the three months ended March 31, 2013 and 2012 were as follows:

	Three Months Ended March 31
	2012 US$m	2013 US$m
Severance, restructuring and other costs	1.4	4.4
Facilities and other asset impairment charges	0.6	1.0
Acquired IPR&D charge	—	12.5
Advisory costs	—	0.8
Other charges	2.0	18.7

In the first quarter 2013, other net charges include severance, asset impairment and other restructuring charges of $5.4 million associated with the closure of the South San Francisco facility and related reduction in headcount.

Other net charges for the first quarter of 2013 also include an acquired IPR&D (in process research and development) charge of $12.5 million related to a payment made to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes. In addition, we incurred advisory costs of $0.8 million which primarily related to Royalty Pharma’s offer for the entire share capital of Elan.

Net Interest and Investment Gains and Losses

Net interest expense

For the first quarter of 2013, net interest expense decreased by 46% to $9.1 million, from $16.8 million for the first quarter of 2012. This decrease is primarily due to the debt refinancing transactions in the fourth quarter of 2012.

Net loss on equity method investments

The losses on equity method investments for the three months ended March 31, 2013 and 2012 can be analyzed as follows:

	Three Months Ended March 31
	2012 US$m	2013 US$m
Janssen AI	14.8	14.1
Proteostasis	1.1	0.8
Net loss on equity method investments	15.9	14.9

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the first quarter of 2013, Elan provided funding of $29.9 million to Janssen AI. Following the provision of this funding, Elan’s remaining funding commitment to Janssen AI is $93.2 million. Elan recorded a net loss of $14.1 million on the equity method investment during the first quarter of 2013, relating to its share of the losses of Janssen AI.

 Proteostasis

Elan made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 22% of the equity of Proteostasis. The net loss recorded on the equity method investment in the first quarter of 2013 was $0.8 million.

Discontinued Operations

Net income from discontinued operations for the three months ended March 31, 2013 and 2012 includes the following:

	Three Months Ended March 31
	2012 US$m	2013 US$m
Tysabri	70.9	93.4
Prothena	(7.5)	(0.5)
EDT/Alkermes	(20.5)	43.2
Net income from discontinued operations, after tax	42.9	136.1

The net income and Adjusted EBITDA from discontinued operations for the three months ended March 31, 2013 and 2012 are set out in detail in Appendix I.

Tysabri

On April 2, 2013, Elan completed the asset purchase transaction with Biogen Idec, which was announced on February 6, 2013, whereby Elan transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the “Tysabri Transaction”). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. Under the agreement, Elan will receive as revenue a 50% share of Tysabri profits for the month of April, after which Elan will receive the continuing royalties. These receipts will be recorded as revenue within continuing operations. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion.

The assets of the Tysabri business have been presented as held for sale as of March 31, 2013. The major classes of assets presented as held for sale are as follows:

	December 31, 2012	March 31, 2013
	US$m	US$m
Held for sale assets
Goodwill	110.8	110.8
Other intangible assets	84.4	84.4
Inventory	24.9	—
Total	220.1	195.2

Elan will record a gain on the divestment of Tysabri of approximately $2.5 billion during the second quarter of 2013, net of a non-cash tax charge of approximately $500 million.

Tysabri Revenue

For the first quarter of 2013, revenue increased by 19% to $344.0 million from $288.2 million for the first quarter of 2012.

	Three Months Ended March 31
	2012 US$m	2013 US$m

Tysabri – U.S.	201.0	257.4
Tysabri – Rest of world (ROW)	87.2	86.6
Total revenue – discontinued operations	288.2	344.0

Global in-market net sales of Tysabri can be analyzed as follows:

	Three Months Ended March 31
	2012 US$m	2013 US$m
United States	201.0	257.4
ROW	198.0	198.6
Total Tysabri in-market net sales	399.0	456.0

For the first quarter of 2013, Tysabri global in-market net sales increased by 14% to $456.0 million from $399.0 million for the same period of 2012.

In the United States, in-market sales increased by 28% to $257.4 million, reflecting increased demand and an increase in channel inventory related to transition arrangements in connection with the Tysabri Transaction, as well as the impact of price increases.

ROW in-market net sales increased slightly in the first quarter of 2013 to $198.6 million, from $198.0 million for the same period of 2012, principally reflecting increased demand, offset by unfavorable price movements.

Biogen Idec deferred $13.9 million of revenue recognized on in-market net sales of Tysabri in Italy during the first quarter of 2013 (2012: $16.5 million), having previously deferred $64.0 million of revenue in Italy during 2012 and $13.8 million during the fourth quarter of 2011. The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency during the first quarter of 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable.

Tysabri was developed in collaboration with Biogen Idec, Inc. (Biogen Idec). Prior to completion of the Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, Elan shared with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, Elan purchased Tysabri from Biogen Idec and was responsible for distribution. Consequently, Elan recorded as revenue the net sales of Tysabri in the U.S. market. Elan purchased product from Biogen Idec at a price that included the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, was included in cost of sales.

Outside of the United States, Biogen Idec was responsible for distribution and Elan recorded as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which were primarily comprised of royalties that Elan incurred and were payable by Elan to third parties and were reimbursed by the collaboration.

As a result, in the ROW market, Elan recorded net revenue of $86.6 million for the first quarter of 2013 compared to $87.2 million for the first quarter of 2012.

Elan’s net Tysabri ROW revenue is calculated as follows:

	Three Months Ended March 31
	2012 US$m	2013 US$m
ROW in-market sales by Biogen Idec	198.0	198.6
ROW operating expenses incurred by the collaboration	(81.6)	(82.2)
ROW operating profit generated by the collaboration	116.4	116.4
Elan’s 50% share of Tysabri ROW collaboration operating profit	58.2	58.2
Elan’s directly incurred costs	29.0	28.4
Net Tysabri ROW revenue	87.2	86.6

Prothena

On December 21, 2012, Elan announced the completion of the spin-off to shareholders of a substantial portion of its drug discovery business platform, which is referred to as the “Prothena business”, into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”). Elan retains an 18% equity holding in Prothena which has been recognized as an available for sale investment.

The results of the Prothena business that are included in the Consolidated Income Statement for the first quarter of 2012 are presented as a discontinued operation. The net loss from discontinued operations for the first quarter of 2013 includes $0.5 million of transaction costs associated with the spin-off of Prothena.

Elan Drug Technologies

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT, which combined to form Alkermes plc. In connection with the transaction, Elan received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. Elan sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc in March 2012 and received net proceeds of $380.9 million.

In February 2013, Elan sold the remaining 7.75 million ordinary shares of Alkermes plc. and received proceeds of $169.7 million and recognized a realized gain of $43.2 million.

The net loss from discontinued operations for the first quarter of 2012 includes a net loss on the Alkermes equity method investment of $7.2 million, and a net loss on the disposal of the Alkermes plc ordinary shares in March 2012 of $13.3 million.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward-Looking Statements
This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects, Tysabri and products in development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: as our principal source of revenue will be a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Unaudited Financial Information – Net Income/(Loss) and Adjusted EBITDA from Discontinued Operations for the three months ended March 31, 2012 and 2013

Three Months Ended March 31, 2012					Three Months Ended March 31, 2013
Tysabri	Prothena	EDT	Total		Tysabri	Prothena	EDT	Total
US$m	US$m	US$m	US$m		US$m	US$m	US$m	US$m

288.2	—	—	288.2	Revenue	344.0	—	—	344.0
155.2	—	—	155.2	Cost of goods sold	186.8	—	—	186.8
133.0	—	—	133.0	Gross margin	157.2	—	—	157.2

				Operating Expenses
29.7	0.4	—	30.1	Selling, general and administrative	25.5	—	—	25.5
15.8	8.3	—	24.1	Research and development	15.4	—	—	15.4
—	—	—	—	Net loss on divestment of business	—	0.5	—	0.5
—	—	—	—	Other net charges	4.0	—	—	4.0
45.5	8.7	—	54.2	Total operating expenses	44.9	0.5	—	45.4
87.5	(8.7)	—	78.8	Operating income/(loss)	112.3	(0.5)	—	111.8

—	—	—	—	Net investment gain	—	—	(43.2)	(43.2)
—	—	7.2	7.2	Net loss on equity method investments	—	—	—	—
—	—	13.3	13.3	Net loss on disposal of equity method investments	—	—	—	—
—	—	20.5	20.5	Net interest and investment gains and losses	—	—	(43.2)	(43.2)
87.5	(8.7)	(20.5)	58.3	Net income/(loss) before tax	112.3	(0.5)	43.2	155.0
16.6	(1.2)	—	15.4	Provision for/(benefit from) income taxes	18.9	—	—	18.9
70.9	(7.5)	(20.5)	42.9	Net income/(loss)	93.4	(0.5)	43.2	136.1

Adjusted EBITDA Reconciliation Schedule

70.9	(7.5)	(20.5)	42.9	Net income/(loss)	93.4	(0.5)	43.2	136.1
—	—	20.5	20.5	Net interest and investment gains and losses	—	—	(43.2)	(43.2)
—	—	—	—	Net loss on divestment of business	—	0.5	—	0.5
16.6	(1.2)	—	15.4	Provision for/(benefit from) income taxes	18.9	—	—	18.9
3.2	0.2	—	3.4	Depreciation and amortization	0.1	—	—	0.1
1.3	3.5	—	4.8	Share-based compensation	0.5	—	—	0.5
—	—	—	—	Other net charges	4.0	—	—	4.0
92.0	(5.0)	—	87.0	Adjusted EBITDA	116.9	—	—	116.9